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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002

                        Commission File Number 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                      5 Yishun Street 23, Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F     X       Form 40-F
               ----------            ----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes              No      X
         -----------     -----------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                     ST Assembly Test Services Ltd



                                     By: /s/ Tan Lay Koon
                                        ----------------------------------------
                                     Name  : Tan Lay Koon
                                     Title : President & Chief Executive Officer
                                     Date  : September 3, 2002
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FOR IMMEDIATE RELEASE

CORPORATE RELEASE
------------------

                     STATS STRENGTHENS LEADERSHIP TEAM WITH
                             EXECUTIVE APPOINTMENTS

              APPOINTS SEMICONDUCTOR VETERAN, TAE SUK SUH AS CHIEF
         OPERATING OFFICER AND JEFF OSMUN AS VICE PRESIDENT, WORLDWIDE
                SALES & MARKETING AND PRESIDENT OF US OPERATIONS

SINGAPORE AND MILPITAS, CALIFORNIA, SEPTEMBER 3, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointments of Tae Suk Suh ("TS") as Chief Operating Officer ("COO") and Jeff Osmun as Vice President of Worldwide Sales & Marketing and President of US Operations. Both positions report directly to Tan Lay Koon, STATS' President and Chief Executive Officer.

Said Tan Lay Koon, "These senior appointments will significantly strengthen the management leadership of STATS. They are deliberately targeted at two of our key focus areas - operational excellence and customer relationships."

The position of COO is a newly created position at STATS. As COO, Suh will have total ownership of the fulfillment function at STATS from planning, purchasing and manufacturing to logistics and shipping. He will also be responsible for quality assurance and facilities. Suh's mission is to drive for operational excellence and best-in-class performance in yield, cycletime, cost and quality.

Prior to joining STATS, Suh was the Managing Director of Philips Semiconductor Thailand where he managed one of Philips' largest semiconductor manufacturing facilities with a workforce exceeding 4000 employees. Prior to that, he held various senior positions in quality assurance and operations at Philips and at Signetics Korea. Suh graduated with a business administration degree from Kyung-Hee University in Korea in 1974.

Jeff Osmun, formerly STATS' Vice President of US Sales, has been promoted to Vice President, Worldwide Sales & Marketing and concurrently President of US Operations. As Vice President for Worldwide Sales & Marketing, Osmun has the responsibility for STATS' worldwide sales and marketing efforts, customer service and technical sales support. His mission is to further deepen relationships with existing customers and nurture new customers. He is focused on ensuring that STATS delivers best-in-class customer service.

Osmun joined STATS in 1999 as Director of US Sales. He was promoted to Vice President of US Sales in 2001 and managed STATS' sales, technical support and customer services functions in the US. Prior to joining STATS, he held various senior positions with Kyocera America, Inc including as National Sales Manager. Osmun graduated with a Bachelor of Science in Mechanical Engineering from Lehigh University, Pennsylvania in 1985.
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Said Tan Lay Koon, "I am delighted that TS and Jeff have accepted these appointments. They are proven worldclass professionals who have shown commitment, leadership and dedication in their professional life. TS is a veteran of the semiconductor industry with more than 25 years of experience in manufacturing and quality controls. He has a reputation for being a tough-minded leader with a no-nonsense attitude to operational excellence and quality.

Jeff has made significant contributions to the growth of our US customer base over the last two years. Under his leadership, the US region has significantly broadened its customer base. Today, we are actively engaged with more than 60 customers in the US alone. Jeff is a straightforward person and a team player with a commitment to the highest standards of customer service.

I am indeed excited that with the addition of TS and Jeff, my management team is in place and STATS is well positioned to deliver worldclass service to our customers."

"On a separate note, Ong Eng Kian, Executive Vice President, has decided to leave STATS to pursue his personal interests. His responsibilities will be assumed by other members of management. I want to thank him for his contributions and wish him the best in his future endeavors," added Tan Lay Koon.


ABOUT ST ASSEMBLY TEST SERVICES LTD (STATS)

ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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
SINGAPORE CONTACTS :

Elaine Ang                                              Khor Hwee Eng
Manager, Investor Relations/Corporate Communications    Senior Marcom Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg                        email: khorhweeeng@stats.st.com.sg





US CONTACTS :

Drew Davies                                             Lisa Lavin
Director, Investor Relations                            Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                Tel: (208) 672 6112, Fax: (208) 672 6132
Email: daviesd@statsus.com                              email: lavinl@statsus.com
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